UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XCHG Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

98370X103

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** No CUSIP number has been assigned to the Class A ordinary shares. CUSIP number 98370X103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol “XCH.” Each ADS represents 40 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98370X103

1.	NAMES OF REPORTING PERSON Rui Ding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 444,837,415 (1)
	7.	SOLE DISPOSITIVE POWER 444,837,415 (1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,837,415 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of (i) 419,970,000 ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; and (ii) 24,867,415 ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into an acting-in-concert agreement in August 2023, pursuant to which the parties agreed to act in concert, as shareholders of XCHG Limited, in relation to all matters that require the decisions of the shareholders of XCHG Limited. If the parties are unable to reach a unanimous consent in relation to the matters that require action in concert, a decision that is made by Future EV Limited shall be deemed as a decision that is unanimously passed by the parties and shall be binding on the parties.

(2) Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

CUSIP No. 98370X103

1.	NAMES OF REPORTING PERSON Next EV Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 419,970,000 (1)
	7.	SOLE DISPOSITIVE POWER 419,970,000 (1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,970,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 419,970,000 ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into an acting-in-concert agreement in August 2023, pursuant to which the parties agreed to act in concert, as shareholders of XCHG Limited, in relation to all matters that require the decisions of the shareholders of XCHG Limited. If the parties are unable to reach a unanimous consent in relation to the matters that require action in concert, a decision that is made by Future EV Limited shall be deemed as a decision that is unanimously passed by the parties and shall be binding on the parties.

(2) Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11,

2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Item 1.

(a)	Name of Issuer

XCHG Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany and No. 12 Shuang Yang Road, Da Xing District, Beijing, People’s Republic of China, 100023.

Item 2.

(a)	Name of Person Filing

Rui Ding

Next EV Limited

(b)	Address of the Principal Office or, if None, Residence

The address of Rui Ding is No.12 Shuang Yang Road, Da Xing District, Beijing, China.

The registered address of Next EV Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship

Rui Ding – People’s Republic of China

Next EV Limited – British Virgin Islands

(d)	Title of Class of Securities

Class A ordinary shares, par value of $0.00001 per share.

(e)	CUSIP Number

No CUSIP number has been assigned to the Class A ordinary shares. CUSIP number 98370X103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol “XCH.” Each ADS represents 40 Class A ordinary shares.

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

Reporting Person	Rui Ding	Next EV Limited
Amount beneficially owned:	444,837,415	419,970,000
Percent of class:	18.7%	17.7%
Percent of aggregate voting power:	49.2%	46.4%
Sole power to vote or direct the vote:	0	0
Shared power to vote or to direct the vote:	444,837,415	419,970,000
Sole power to dispose or to direct the disposition of:	444,837,415	419,970,000
Shared power to dispose or to direct the disposition:	0	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Rui Ding – See Exhibit 99.2 filed together with this Schedule 13G.

Next EV Limited – Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

By:	/s/ Rui Ding
Name: Rui Ding

Next EV Limited

By:	/s/ Rui Ding
Name: Rui Ding
Title: Authorized Signatory

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 6, 2024

By:	/s/ Rui Ding
Name: Rui Ding

Next EV Limited

By:	/s/ Rui Ding
Name: Rui Ding
Title: Authorized Signatory

EXHIBIT 99.2

IDENTIFICATION OF RELEVANT SUBSIDIARIES

Rui Ding is the control person of the following subsidiaries which acquired the security being reported on by him:

•
Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests, holds 419,970,000 Class B ordinary shares of XCHG Limited (the “Company”);
•
Next Charge Limited, a wholly owned company of Mr. Rui Ding, holds 24,867,415 Class B ordinary shares of the Company.